EXHIBIT (18)

Calculation of Filing Fee Tables
FORM N-14
(Form Type)
NEUBERGER BERMAN MUNICIPAL FUND INC.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price (1)	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection With Unsold Securities to be Carried Forward

Newly Registered Securities
Fees to Be Paid	Equity	Common Stock	457(o)	–	–	$1,000,000	$110.20 Per Million Dollars	$110.20
Fees Previously Paid	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Total Offering Amounts						$1,000,000		$110.20
Total Fees Previously Paid								—
Total Fee Offsets								—
Net Fee Due								$110.20
(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.